Exhibit 99.1

SIGMA LITHIUM ANNOUNCES INITIATION OF

COMMISSIONING OF DENSE MEDIUM SEPARATION

PROCESSING PLANT AND GO FORWARD LEADERSHIP AS IT

EVOLVES TO LITHIUM PRODUCER

HIGHLIGHTS OF COMMISSIONING AND GO FORWARD LEADERSHIP

•	Sigma Lithium announces the initiation of the commissioning of the Dense Medium Separation module of the production plant (the “Greentech Plant”) one month ahead of schedule and within budget.
o	Commissioning of the crushing module of the Greentech Plant is also ahead of schedule and projected to have first ore crushed mid-February.

•	The Company remains on track to commence commercial production in April 2023 and expects to start generating cash flow in the second quarter this year, producing battery grade environmentally and socially sustainable lithium concentrate (“Battery Grade Sustainable Lithium”).

•	Brian Talbot, Sigma Lithium’s Chief Operating Officer, will continue to lead operations on site in Brazil.
o	Mr. Talbot has been instrumental to the successful execution of the Greentech Plant optimized design and detailed engineering and has played a pivotal role in the construction and commissioning of the project since joining the Company in 2021.

•	Ana Cabral-Gardner continues to be the Chief Executive Officer of the Company and will continue as Co-Chair of the Board.
o	Ms. Cabral-Gardner has been sharing the helm of Sigma Lithium for the past five years during which she has and will continue to serve on the Finance, Technical and ESG committees of the Board.
o	She has led Sigma Lithium to become a global pioneer in environmental and social sustainability within the battery supply chain.

•	Gary Litwack has been appointed as a Non-Executive Co-Chair of the Board and will serve together with Ana Cabral-Gardner.
o	Mr. Litwack has been Sigma Lithium’s Lead Independent Director. He serves as the Chair of the Audit Committee and has been a Director since the Company went public in 2018.

•	Rodrigo Menck has been named Chief Financial Officer of Sigma Lithium.
o	Mr. Menck will be working closely with Felipe Peres, the prior Chief Financial Officer, who will remain as part of the Finance Team leadership in the capacity of Senior Advisor to the Company.
o	Mr. Menck joined the Company last year from Nexa Resources, a NYSE listed mining producer with assets in Brazil and other countries.

o	Calvyn Gardner, who had been Co-Chief Executive Officer and Co-Chair, will remain as a Director of the Company.

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VANCOUVER, CANADA – (January 23, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally and socially sustainable high-purity lithium, today announced initiation of commissioning of its dense medium separation processing plant, one month ahead of schedule. It also announces certain leadership changes as it evolves with commissioning and operational readiness for commercial production of Battery Grade Sustainable Lithium expected to commence this April on schedule and within budget.

Brian Talbot will continue to lead operations as Chief Operating Officer of Sigma Lithium. Mr. Talbot has been working with the Company since 2021, leading the operating team on site playing an instrumental role in the execution of project commissioning. He also serves on the Company’s Technical Committee.

Ana Cabral-Gardner, previously Co-CEO, continues as CEO of Sigma Lithium. She will also continue as Co-Chair of the Company’s Board of Directors. Ms. Cabral-Gardner has been at the helm of Sigma Lithium since 2018, leading it to become a global pioneer in environmental and social sustainability within the battery supply chain.

As part of the transition, Gary Litwack, currently Sigma Lithium’s Lead Independent Board Director, has been appointed Non-Executive Co-Chair of the Board. Mr. Litwack currently serves as the Chair of the Audit Committee of the Company and has been a Director of the Company since it went public in 2018.

Further, in preparation for evolving financial reporting responsibilities as the Company transitions from developer to producer, Rodrigo Menck, who joined the Company in 2022, has been named Chief Financial Officer of Sigma Lithium. Felipe Peres, former Chief Financial Officer, will continue to work closely with the Finance Team in the capacity of Senior Advisor to the Company. Mr. Menck has roughly 30 years of experience in finance and capital markets. He has spent the last 15 years leading finance functions for large corporations, including most recently with Nexa Resources, the mining company of the Votorantim group in Brazil, where he served from 2019 to 2022 as CFO. Prior to his corporate experience, Mr. Menck spent close to 15 years in global financial institutions such as BankBoston, Itaú, WestLB, Citi and BNP Paribas. He holds an MBA in Economics from the University of São Paulo, is a Certified CFO by the Brazilian Institute of Financial Executives, and a certified board member by the Brazilian Institute of Corporate Governance.

Calvyn Gardner, who had been Co-CEO and Co-Chair of the Board, will remain on the Board of Directors.

“On behalf of the Company’s Board, employees and the entire Sigma team, I would like to thank Calvyn for his contributions to the Company. I have personally learned a great deal from Calvyn and I am truly honoured to have served by his side at Sigma for almost seven years”, said Ana Cabral-Gardner, Sigma Lithium CEO and Co-Chair.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain and it is currently commissioning its wholly owned Grota do Cirilo Project in Brazil. The Project is expected to produce 766,000 tonnes annually (or 104,200 LCE annually) of battery grade sustainable lithium concentrate in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Company’s technical report entitled “Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated October 31st, 2022, which is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (647) 706-1087
jamie.flegg@sigmaca.com

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James Neal-Ellis, Vice President, Corporate Development & Investor Relations

(Toronto) +1 (416) 219-6475
james.nealellis@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company; timing for the commencement of commercial production, expectations as to the commencement of cash flow, operational status of the Greentech Plant and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in Brazil; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues in the course of final commissioning or in respect of the Greentech Plant. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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